Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(45,839)	$(29,173)	$(151)	$(139,663)	$(80,311)
Additions:
Income taxes (recovery)	(9,404)	3,761	9,776	(4,367)	9,553
Noncontrolling interest in earnings of consolidated subsidiaries	5,218	9,054	6,890	6,461	6,863
Fixed charges, as shown below	117,055	73,184	69,001	113,188	55,453
Distributions received from equity-method investees	123	652	726	3,096	1,288
	112,992	86,651	86,393	118,378	73,157
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	(309)	1,058	1,406	281	633
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	(309)	1,058	1,406	281	633
Earnings (loss) as adjusted	67,462	56,420	84,836	(21,566)	(7,787)
Fixed charges:
Interest on indebtedness, expensed or capitalized	90,021	55,633	53,018	92,936	42,003
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	9,135	2,270	2,247	7,762	2,249
Interest within rent expense	17,899	15,281	13,736	12,490	11,201
Total fixed charges	$117,055	$73,184	$69,001	$113,188	$55,453
Ratio of earnings to fixed charges	N/A	N/A	1.23	N/A	N/A
Dollar amount deficiency	$49,593	$16,764	N/A	$134,754	$63,240